UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rio de Janeiro, June 18, 2020.

B3 S.A. – Brasil, Bolsa, Balcão

Ms. Ana Lucia da Costa Pereira

Superintendence of Listings and Monitoring of Issuers (Superintendência de Listagem e Supervisão de Emissores)

c.c.:  Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM)

Mr. Fernando Soares Vieira – Superintendence of Corporate Relations (Superintendência de Relações com Empresas)

Mr. Francisco José Bastos Santos – Superintendence of Market and Agent Relations (Superintendência de Relações com o Mercado e Intermediários)

Re.: Official Letter B3 404/2020-SLS

Dear Sirs,

In compliance with the Official Letter B3 404/2020–SLS from B3 S.A. – Brasil, Bolsa, Balcão (“B3“), dated June 17, 2020, transcribed below, in which Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”) was asked to clarify an article published in the press by the newspaper Valor Econômico on June 17, 2020, entitled “Piemonte makes offer for five of the company’s data centers” (“Piemonte faz oferta por cinco centros de dados da companhia”), the Company hereby clarifies as follows:

“Dear Sirs,

A news article published by the newspaper Valor Econômico on June 17, 2020, entitled “Piemonte makes offer for five of the company’s data centers” (“Piemonte faz oferta por cinco centros de dados da companhia”), states, among other information, that:

1.     The Oi Group accepted a binding proposal from Piemonte Holding, with headquarters in the State of Rio de Janeiro, for the acquisition of five of the operator’s data centers, according to the tenderer.

2.     The purchase price was R$325 million, with R$250 million due at closing, in cash, according to a statement by Alessandro Lombardi, CEO of Piemonte Holding.

3.     The format that Oi intends to establish for the auction, through the amendment, gives Piemonte assurances to close the transaction, according to Lombardi.

We request clarification about these items by June 18, 2020, with your confirmation or denial, as well as other information considered important.”

In compliance with such Official Letter, Oi clarifies that the information referred to in the abovementioned article is detailed in the Material Fact disclosed by Oi on June 15, 2020, as well as in the proposed Amendment to the Judicial Reorganization Plan (the “Amendment”) and its respective annexes, which were filed with 7th Corporate Court of Rio de Janeiro and disclosed to the market on the same date.

In this sense, we reiterate the content of the abovementioned documents, which are already known to the CVM and the market, especially clauses 5.3.8.3 et seq. of such Amendment.

These are the clarifications we have in connection with the Official Letter, and we remain at your disposal for any further clarification.

Sincerely,

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Officer

Rua Humberto de Campos, 425 – 8º floor Rio de Janeiro - CEP 22430-190 State of Rio de Janeiro	www.oi.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer